05037674

SECUR[illegible] SSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37927 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **XCU Capital Corporation, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5962 La Place Court, Ste. 210
(No and Street)

| Carlsbad, | California | 92008 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Harris (760) 603-0300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, C.P.A - An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

| 9010 Corbin Avenue Suite 7 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION PROCESSING

PROCESSED MAR 15 2005 THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Mark Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XCU Capital Corporation, Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

State of California
County of San Diego
Subscribed and sworn (or affirmed) to before me this 23 day of Feb, 2005.

Signature

President CEO

Title

Notary Public

FLORENCE ANN LEVY-MCINTYRE
Commission # 1495622
Notary Public - California
San Diego County
My Comm. Expires Jun 19, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

## Independent Auditor's Report

Board of Directors
XCU Capital Corporation, Inc.

I have audited the accompanying statements of financial condition of XCU Capital Corporation, Inc. (a California Corporation) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XCU Capital Corporation, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 26, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

**XCU Capital Corporation, Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**for the Year Ended December 31, 2004**

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
XCU Capital Corporation, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of XCU Capital Corporation, Inc. (the Company), for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by XCU Capital Corporation, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph



NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 26, 2005

# XCU Capital Corporation, Inc.
## Statements of Financial Condition

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 2,065,029 | $ 943,305 |
| Commissions receivable | 338,739 | 318,934 |
| Deposit with clearing organization | 103,753 | 102,540 |
| Property and equipment, net of accumulated depreciation of $286,767 and $329,101, respectively | 127,861 | 105,135 |
| Receivable from related party | 56,117 | 57,610 |
| Prepaid expenses | 190,292 | 193,834 |
| Prepaid income taxes | 3,270 | – |
| Deferred tax assets | – | 34,000 |
| Other assets | 11,131 | 11,131 |
| **Total assets** | $ 2,896,192 | $ 1,766,489 |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ 114,077 | $ 247,632 |
| Commissions payable | 346,967 | 568,308 |
| Income taxes payable | – | 9,691 |
| Deferred income taxes | 1,700 | – |
| Payable to related parties | 59,300 | 196,095 |
| Loans payable | 33,051 | – |
| **Total liabilities** | 555,095 | 1,021,726 |
| **Stockholder's equity** | | |
| Common stock, $10 par value, 100,000 shares authorized, 13,000 shares issued and outstanding | 130,000 | 130,000 |
| Additional paid–in capital | 2,504,215 | 970,000 |
| Accumulated deficit | (293,118) | (355,237) |
| **Total stockholder's equity** | 2,341,097 | 744,763 |
| **Total liabilities and stockholder's equity** | $ 2,896,192 | $ 1,766,489 |

*The accompanying notes are an integral part of these financial statements.*

**XCU Capital Corporation, Inc.**
**Statements of Income**

| | For the Year Ended December 31, | |
|---|---|---|
| | 2004 | 2003 |
| **Revenues** | | |
| Commission income | $12,252,525 | $11,688,201 |
| Marketing allowance | 327,783 | 321,231 |
| Interest income | 20,077 | 19,714 |
| Other income | 235,802 | 305,341 |
| **Total revenues** | 12,836,187 | 12,334,487 |
| **Expenses** | | |
| Employee compensation and benefits | 1,573,794 | 1,572,499 |
| Commissions, trading fees and floor brokerage | 9,970,773 | 9,630,177 |
| Communications | 15,181 | 16,727 |
| Occupancy & equipment rental | 132,171 | 123,801 |
| Interest expense | 854 | 14,202 |
| Taxes, licenses and fees, other than income taxes | 133,479 | 129,246 |
| Other operating expenses | 913,011 | 769,317 |
| **Total expenses** | 12,739,263 | 12,255,969 |
| **Income (loss) before income taxes** | 96,924 | 78,518 |
| **Income tax expenses (benefits)** | 34,805 | 40,195 |
| **Net income (loss)** | $ 62,119 | $ 38,323 |

*The accompanying notes are an integral part of these financial statements.*

# XCU Capital Corporation, Inc.
## Statements of Changes in Stockholder's Equity

| | Common Stock | Additional Paid In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| **Beginning balance at December 31, 2002** | $ 130,000 | $ 820,000 | $ (393,560) | $ 556,440 |
| Issuance of additional paid–in capital | – | 150,000 | – | 150,000 |
| Net income | – | – | 38,323 | 38,323 |
| **Balance at December 31, 2003** | $ 130,000 | $ 970,000 | $ (355,237) | $ 744,763 |
| Issuance of additional paid–in capital | – | 1,534,215 | – | 1,534,215 |
| Net income | – | – | 62,119 | 62,119 |
| **Balance at December 31, 2004** | $ 130,000 | $ 2,504,215 | $ (293,118) | $ 2,341,097 |

*The accompanying notes are an integral part of these financial statements.*

**XCU Capital Corporation, Inc.**
**Statements of Changes in Liabilities Subordinated**
**to the Claims of General Creditors**

| | Subordinated debt |
|---|---|
| **Balance at December 31, 2002** | $ 150,000 |
| Additions (Reductions) | (150,000) |
| **Balance at December 31, 2003** | $ – |
| Additions (Reductions) | – |
| **Balance at December 31, 2004** | $ – |

*The accompanying notes are an integral part of these financial statements.*

**XCU Capital Corporation, Inc.**
**Statements of Cash Flows**

| | For the Year Ended December 31, 2004 | For the Year Ended December 31, 2003 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | $ 62,119 | $ 38,323 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation and amortization | 50,380 | 50,868 |
| Deferred tax assets | 35,700 | 36,400 |
| (Gain) loss on sale of property & equipment | 741 | – |
| (Increase) Decrease in assets: | | |
| Commissions receivable | (19,805) | 46,040 |
| Deposit with clearing organization | (1,213) | (1,024) |
| Prepaid income taxes | (3,270) | – |
| Prepaid expenses and other assets | 3,542 | (82,504) |
| (Decrease) increase in liabilities: | | |
| Accounts payable and other accrued expenses | (133,555) | 40,052 |
| Commissions payable | (221,341) | 16,675 |
| Income taxes payable | (9,691) | 9,691 |
| Total adjustments | (298,512) | 116,198 |
| **Net cash and cash equivalents provided by (used in) operating activities** | (236,393) | 154,521 |
| **Cash flows from investing activities:** | | |
| Purchase of property and equipment | (73,847) | (44,400) |
| **Net cash and cash equivalents provided by (used in) investing activities** | (73,847) | (44,400) |
| **Cash flows from financing activities:** | | |
| Collection (issuance) of receivable from related party | 1,493 | 16,702 |
| Proceeds from (repayment of) payable to related parties | (136,795) | 56,908 |
| Proceeds from issuance of loan payable | 33,051 | – |
| Retirement of subordinated debt | – | (150,000) |
| Proceeds from issuance of additional paid–in capital | 1,534,215 | 150,000 |
| **Net cash and cash equivalents provided by (used in) financing activities** | 1,431,964 | 73,610 |
| **Net increase (decrease) in cash and cash equivalents** | 1,121,724 | 183,731 |
| Cash and cash equivalents beginning of year | 943,305 | 759,574 |
| Cash and cash equivalents end of year | $ 2,065,029 | $ 943,305 |

**Supplemental disclosure of cash flow information:**

Cash paid during the years ended December 31, 2004 and 2003, respectively

| | 2004 | 2003 |
|---|---|---|
| Interest | $ 854 | $ 14,202 |
| Income taxes | $ 18,649 | $ 800 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

XCU Capital Corporation, Inc. (the "Company") was incorporated in the State of California on April 7, 1987, under the name XCU Brokerage Services, Inc., as a broker/dealer in securities under the Securities and Exchange Act of 1934. In July of 1987 the Company changed its name to XCU Capital Corporation, Inc. The Company is a wholly–owned subsidiary of XCU Corporation, Inc. (the "Parent"), a member of the National Association of Securities Dealers, Inc. ("NASD"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates as a retail broker/dealer in mutual funds and variable insurance/annuities, on a fully disclosed basis, whereby the Company does not hold customer funds or securities. The Company also earns commissions for asset management.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to thirty-nine years (39) years by the straight-line method.

## Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs incurred for major new campaigns are expensed in the year in which the advertising takes place. Other advertising costs are expensed when incurred. Advertising expenses for the years ended December 31, 2004 and 2003 were $73,509 and $91,100, respectively.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

## Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 in cash and securities, with Pershing LLC, A BNY Securities Group, Co., as security for its transactions with them. Interest is paid monthly on the cash balances at the average overnight repurchase agreement rate. The balances at December 31, 2004 and 2003 consisted of the following:

| | 2004 | 2003 |
|---|---|---|
| Cash and cash equivalents | $ 4,281 | $ 2,775 |
| U.S. Treasury Bill | 99,472 | 99,765 |
| Total deposit held at clearing organization | $ 103,753 | $ 102,540 |

## Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

| | 2004 | 2003 |
|---|---|---|
| Furniture | $ 99,987 | $ 97,945 |
| Computers and software | 262,991 | 324,546 |
| Automobile | 39,905 | – |
| Leasehold improvements | 11,745 | 11,745 |
| | 414,628 | 434,236 |
| Accumulated depreciation | (286,767) | (329,101) |
| Total property and equipment, net | $ 127,861 | $ 105,135 |

Depreciation expense for the years ended December 31, 2004 and December 31, 2003 was $50,380 and $50,868, respectively.

## Note 4: RELATED PARTY TRANSACTIONS

XCU Corporation, Inc. (the "Parent"), is the holding company for XCU Capital Corporation, Inc. and Focus Insurance Agency, Inc. ("Focus"). The Company has entered into agreements with credit unions, of which most own equity interest in the Parent, which allow the Company to operate its brokerage services on their premises. Each credit union operates under a separate agreement. The Company pays a percentage of the commissions earned to the credit unions as an operating expense, included in commissions and floor brokerage.

At December 31, 2004 and 2003 the Company owed these credit unions $59,300 and $196,095, respectively, for their share of the Company's activities.

The Company shares office space, staff and equipment with the Parent and Focus. All operating expenses are paid by the Company, including rent, salaries and taxes. Expenses are then allocated between the companies monthly based on that month's activities. There is no written agreement between the companies on how the allocation is determined.

At December 31, 2004 and 2003, the Company was owed $56,117 and $57,610, respectively, from Focus for its share of the allocated operating expenses.

## Note 5: PREPAID EXPENSES

The Company has included prepaid insurance, advertising, licenses and legal fees in prepaid expenses. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

## Note 6: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2002 are listed below.

| | |
|---|---|
| Liabilities subordinated to the claims of general creditors: | |
| Interest at 9.5% due December 28, 2003 | $ 150,000 |

On December 28, 2003, the subordinated loan above matured for $150,000, and was retired.

There were no borrowings under subordination agreements at December 31, 2004 and 2003.

Interest expense for the years ended December 31, 2004 and 2003 were $–0– and $14,171, respectively, from this subordinated loan.

The subordinated borrowing was covered by an agreement approved by the National Association of Security Dealers, Inc. and was thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing was required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

## Note 7: INCOME TAXES

The significant components of deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

| | 2004 | 2003 |
|---|---|---|
| Deferred tax assets | | |
| Accumulated depreciation | $ – | $ – |
| Contribution carryover | 300 | 1,600 |
| Net operating loss | 6,900 | 35,600 |
| | 7,200 | 37,200 |
| Deferred tax liabilities | | |
| Accumulated depreciation | (8,800) | (2,400) |
| State income taxes | (100) | (800) |
| | (8,900) | (3,200) |
| Net deferred tax assets (liabilities) | $ (1,700) | $ 34,000 |

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

**Note 7: INCOME TAXES**
**(Continued)**

As discussed in note 1, the Company is a wholly–owned subsidiary of XCU Corporation, Inc. (the "Parent"), and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expenses (benefits) at December 31, 2004 and 2003 are comprised of the following:

| | 2004 | 2003 |
|---|---|---|
| Current income tax expense (benefit) | | |
| Federal | $ – | $ – |
| State | 385 | 10,491 |
| Total current income tax expense (benefit) | 385 | 10,491 |
| Deferred income tax expense (benefit) | | |
| Federal | 20,920 | 13,004 |
| State | 13,500 | 16,700 |
| Total deferred income tax expense (benefit) | 34,420 | 29,704 |
| Total provision for income tax expense (benefits) | $ 34,805 | $ 40,195 |

**Note 8: PROFIT SHARING PLAN**

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and were $77,511 and $78,655 for the years ended December 31, 2004 and 2003, respectively.

**Note 9: COMMITMENTS AND CONTINGENCIES**

*Commitments*

The Company has a line of credit agreement with XFCU under which it may borrow up to $25,000. The line is secured by the Company's receivables. Borrowings on the line of credit bear interest at a fixed rate of 8.5%. There was no outstanding balances at December 31, 2004 and 2003.

**Note 9: <u>COMMITMENTS AND CONTINGENCIES</u>**
**(Continued)**

The Company leases office space in Carlsbad, California under a sixty-six (66) month operating lease expiring July 31, 2005. This lease has been extended an additional six (6) months to January 31, 2006. Future minimum lease expenses are as follows:

| | |
|---|---|
| Year Ending December 31, | |
| 2005 | $ 124,094 |
| 2006 | 11,294 |
| Thereafter | – |
| | $ 135,388 |

Rent expense for the years ended December 31, 2004 and 2003 were $123,381 and $115,716, respectively.

In March of 2004, the Company financed an automobile. Future minimum principal payments for the automobile loan are as follows:

| | |
|---|---|
| Year Ending December 31, | |
| 2005 | $ 9,009 |
| 2006 | 10,105 |
| 2007 | 10,402 |
| 2008 | 3,535 |
| Thereafter | – |
| | $ 33,051 |

For the year's ended December 31, 2004 and 2003, the Company paid $854 and $–0– in interest associated with this loan.

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the National Credit Union Administration ("NCUA"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the years ended December 31, 2004 and 2003, cash balances held in financial institutions were in excess of the NCUA's insured limits. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

## Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

## Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004 and 2003, the Company's net capital of $1,863,425 and $327,580, exceeded the minimum net capital requirement of $50,000 and $68,115 by $1,813,425 and $259,465 respectively, and the Company's ratio of aggregate indebtedness ($553,395 and $1,021,726, respectively) to net capital was 0.30 to 1 and 3.12 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

## Note 12: RECONCILIATION OF UNAUDITED NET CAPITAL TO AUDITED FOCUS

There are differences between the computations of net capital under Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Net capital per unaudited focus | $ 1,876,379 | $ 281,052 |
| Adjustments: | | |
| Accumulated deficit | 1 | 14,808 |
| Deferred income taxes | 1,700 | – |
| Non-allowable assets | 1 | 31,720 |
| Haircuts on U.S. Treasury Bills | 497 | – |
| Haircuts on money markets | 86 | – |
| Undue concentration | (15,239) | – |
| Total adjustments | (12,954) | 46,528 |
| Net capital per audited statements | $ 1,863,425 | $ 327,580 |

**XCU Capital Corporation, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**

**Computation of net capital**

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Stockholder's equity** | | |
| Common stock | $ 130,000 | $ 130,000 |
| Additional paid-in capital | 2,504,215 | 970,000 |
| Accumulated deficit | (293,118) | (355,237) |
| **Total stockholder's equity** | 2,341,097 | 744,763 |
| Add: Additions to capital | | |
| Deferred tax liabilities | 1,700 | – |
| Total adjusted capital | 2,342,797 | 744,763 |
| Less: Non allowable assets | | |
| Commission receivable | (38,002) | – |
| Property and equipment, net | (127,861) | (105,135) |
| Receivable from related party | (56,117) | (57,610) |
| Prepaid expenses | (190,292) | (193,834) |
| Deferred tax assets | – | (34,000) |
| Prepaid income taxes | (3,270) | – |
| Other assets | (11,131) | (11,131) |
| Total subtractions | (426,673) | (401,710) |
| **Net capital before haircuts on securities** | 1,916,124 | 343,053 |
| Less: Haircuts | | |
| Haircuts on U.S. Treasury Bills | – | (499) |
| Haircuts on money markets | (37,460) | (14,974) |
| Undue concentration | (15,239) | – |
| Total haircuts | (52,699) | (15,473) |
| **Net Capital** | 1,863,425 | 327,580 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | 36,893 | 68,115 |
| Minimum dollar net capital required | 50,000 | 50,000 |
| Net capital required (greater of above) | 50,000 | 68,115 |
| **Excess net capital** | $ 1,813,425 | $ 259,465 |
| Percentage of aggregate indebtedness to net capital | 0.30 : 1 | 3.12 : 1 |

There were differences between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated December 31, 2004 and 2003. See Note 12.

*See independent auditor's report.*

**XCU Capital Corporation, Inc.**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**

A computation of reserve requirements is not applicable to XCU Capital Corporation, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

## XCU Capital Corporation, Inc.
## Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to XCU Capital Corporation, Inc., as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*